February 20, 2026

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Jimmy McNamara

100 F Street, N.E.

Washington, DC 20549

Re:	Propanc Biopharma, Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 19, 2026
File No. 333-293147

Ladies and Gentlemen:

The undersigned registrant (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective on February 24, 2026 at 12:00 p.m. Eastern Standard Time, or as soon thereafter as practicable.

The Registrant authorizes Chase Chandler of Brunson Chandler & Jones, PLLC, outside counsel to the Registrant, to verbally alter the requested date and time of effectiveness of the Registration Statement with the Commission. Please call Mr. Chandler at (801) 303-5772 with any questions.

Very truly yours,

Propanc Biopharma, Inc.

/s/ James Nathanilesz
James Nathanilesz
Chief Executive Officer